UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Spectrum Brands Holdings, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-4219
(State or other jurisdiction of incorporation)	(Commission File Number)

SB/RH Holdings, LLC

(Exact name of registrant as specified in its charter)

Delaware	333-192634-03
(State or other jurisdiction of incorporation)	(Commission File Number)

3001 Deming Way

Middleton, Wisconsin 53562

(608) 275-3340

(Address of principal executive offices)

Ehsan Zargar

Executive Vice President

General Counsel and Corporate Secretary

(608) 275-4924

(Name and telephone number, including area code,

of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.
☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended ___.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

As contemplated by Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD, a Conflict Minerals Report for the reporting period from January 1 to December 31, 2023 is provided as an Exhibit to this Form SD and is available on our website at https://spectrumbrands.com/about-us/our-company/corporate-compliance-and-social-responsibility.html

Our website is not incorporated by reference and should not be considered part of this Form SD or our Conflict Minerals Report.

Item 1.02. Exhibit

The Conflict Minerals Report described in Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report.

Not applicable

Section 3 - Exhibits

Item 3.01. Exhibits

The following exhibit is filed as part of this report:

Exhibit No.	Exhibit

1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SPECTRUM BRANDS HOLDINGS, INC. SB/RH HOLDINGS, LLC

Date: May 31, 2024	By:	/s/ Ehsan Zargar
		Name:	Ehsan Zargar
		Title:	Executive Vice President, General Counsel, and Corporate Secretary

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